UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                SEPTEMBER 7, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES NEW STAR(R) TECHNOLOGY RESEARCH LICENSE IN AGREEMENT WITH
INVITROGEN CORPORATION

LEIDEN, THE NETHERLANDS, SEPTEMBER 6, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today announced a non-exclusive STAR(R) research license agreement with Invitrogen Corporation's PD-Direct(TM) Bioprocess Services. The license with Carlsbad, California based Invitrogen covers the production of monoclonal antibodies.

ABOUT STAR(R) TECHNOLOGY
STAR(R) technology is a production technology that is particularly useful for the production of recombinant human antibodies and proteins. It has a potentially broad application and is effective for production of antibodies and proteins on mammalian cell lines such as Crucell's PER.C6(R) human cell technology and the widely used Chinese hamster ovary (CHO) cell line. STAR(R) technology contains genetic elements, called STAR(R) elements, that enable stable and high-yield gene expression important to recombinant antibody and protein production in mammalian cells. The technology has the potential to increase production yields, thereby reducing production costs. STAR(R) technology was discovered by Dr. Arie Otte (Nature Biotechnology 2003 May, 21
(5)) who founded Chromagenics B.V., a spin-off company of the University of Amsterdam acquired by Crucell in March 2004.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

ABOUT INVITROGEN
Invitrogen Corporation (NASDAQ:IVGN) provides products and services that support academic and government research institutions and pharmaceutical and biotech companies worldwide in their efforts to improve the human condition. The company provides essential life science technologies for disease research, drug discovery, and commercial bioproduction. Invitrogen's own research and development efforts are focused on breakthrough innovation in all major areas of biological discovery including functional genomics, proteomics, bioinformatics and cell biology -- placing Invitrogen's products in nearly every major laboratory in the world. Founded in 1987, Invitrogen is headquartered in Carlsbad, California, and conducts business in more than 70 countries around the world. The company is celebrating 20 years of accelerating scientific discovery. Invitrogen globally employs approximately 4,300 scientists and other professionals and had revenues of more than $1.15 billion in 2006. For more information, visit www.invitrogen.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:
---------------------------------------

MEDIA:                                   INVESTORS/ANALYSTS:

Barbara Mulder                           Oya Yavuz
Director Corporate Communications        Director Investor Relations
Tel: 31-(0) 71 519 7346                  Tel. +31-(0) 71-519 7064
press@crucell.com                        ir@crucell.com
www.crucell.com                          www.crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   SEPTEMBER 7, 2007                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer